Exhibit (a)(34)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA OR JAPAN

                                                                      PACIFICORP

6 May 1998

                              Increased Cash Offer
                                       by
                           Goldman Sachs International
                                  on behalf of
                             PacifiCorp Acquisitions
                                       for
                              The Energy Group PLC

As at 10:00pm (London time), 5:00pm (New York City time) on 5 May 1998, PacifiCorp Acquisitions had received valid acceptances under the Offer in respect of a total of 5,216,645 Energy Group shares and 705,167 Energy Group ADSs, representing in aggregate 8,037,313 Energy Group Shares or 1.54 per cent. of the issued ordinary share capital of The Energy Group.

Prior to the commencement of the offer period on 26 January 1998, PacifiCorp Acquisitions, including all persons acting in concert with PacifiCorp Acquisitions, owned, or had rights over 7,533,346 Energy Group Shares, including Energy Group Shares represented by Energy Group ADSs. Since 26 January 1998, PacifiCorp Acquisitions has acquired 45,987,079 Energy Group Shares (including 241,589 shares held by the PacifiCorp Master Retirement Trust before 26 January
1996), representing approximately 8.8 per cent. of the issued ordinary share capital of The Energy Group.

PacifiCorp has not extended the Offer. Accordingly, the Offer lapsed at 10:00pm (London time), 5:00pm (New York City time) on 5 May 1998.

ENQUIRIES
---------

PacifiCorp                                                        1 503 731 2123

Scott Hibbs

Goldman Sachs International                                        0171 774 1000

Meyrick Cox